Q1 2018 Results Review April 27, 2018 Exhibit 99.3

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2017, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2017, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with U.S. GAAP. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases, which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

About this presentation and looking forward On January 1, 2018, the Company adopted, on a retrospective basis, updated FASB accounting standards for revenue recognition (ASC 606), retirement benefits accounting (ASU 2017-07) and cash flow presentation (ASU 2016-18). 2017 figures presented in this presentation have been recast to reflect the adoption of such updated accounting standards. Furthermore, concurrently with the change in accounting standards, the Company reviewed the metrics on which the operating segments will be assessed. Effective January 1, 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA. As such, we have introduced Adjusted EBIT and Adjusted EBITDA as new non-GAAP measures in our earnings releases this year. These measures replaced our previous Operating Profit non-GAAP measure. The Company believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. See "Non-GAAP Financial Information" for information about these measures, including how CNH Industrial calculates them. On April 16, 2018, the Company published a presentation and a webcast to summarize the key impacts on its prior periods’ consolidated financial statements deriving from the adoption of the new accounting standards, as well as the introduction of the new metrics Adjusted EBIT and Adjusted EBITDA.

Q1 2018 | Highlights

4

Net Income at $202mn

Adjusted Net Income (1) at $204mn, up $149mn vs. last year

Diluted EPS at $0.14

Adjusted Diluted EPS (1) at $0.14, up $0.10 vs. last year

Industrial Activities

Adj. EBITDA (1) at $547mn up $156mn from last year, with margin at 8.7%

Adj. EBIT (1) at $261mn up $120mn from last year, with margin at 4.1%

Net Industrial (debt) (1) at $(1.9)bn

Financial & Corporate Activities

Repayment of the remaining outstanding CNH Industrial Finance Europe S.A. 6.25% Notes

Company repurchased 6.8mn of its common shares for a total amount of $90mn under the buy-back program (*)

FY 2018 Guidance

Increased to the upper end of the range, with Net Sales of Industrial Activities of ~$28bn and Adj. diluted EPS of $0.65 to $0.67. Net Industrial debt confirmed to between $0.8bn and $1.0bn

(1) Non-GAAP measures (definition and reconciliation in appendix)
(*) Increased to $700mn (from $300mn previously authorized)

Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated. Additionally: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

CNH INDUSTRIAL

Q1 2018 Results Review

April 27th, 2018

Q1 2018 | Main Product Launches & Awards 2018 AE50 AWARDS: ASABE HONOURED FOUR OF THE COMPANY’S LATEST INNOVATIONS WCM: SOROCABA (BRAZIL) SILVER MEDAL – ULM (GERMANY) BRONZE MEDAL FPT INDUSTRIAL: DIESEL POWERBOAT GUINNESS WORLD SPEED RECORD

Q1 2018 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Q1 2018   Q1 2017   Δ   U.S. GAAP Revenues ($mn) 6,773 5,785 17% Net Sales | Industrial Activities ($mn) 6,300 5,290 19% Net Income ($mn) 202 46 156 Diluted EPS ($) 0.14 0.03 0.11 Non – GAAP (1) Adjusted EBIT | Industrial Activities ($mn) 261 141 85% Adjusted EBIT Margin | Industrial Activities (%) 4.1% 2.7% 1.4 p.p. Adjusted EBITDA | Industrial Activities ($mn) 547 391 40% Adjusted EBITDA Margin | Industrial Activities (%) 8.7% 7.4% 1.3 p.p. Adjusted Net Income ($mn) 204 55 149 Adjusted Diluted EPS ($) 0.14 0.04 0.10 Mar 31, 2017 Dec 31, 2017 Δ Net Industrial (Debt) ($mn) (1.9) (0.9) (1.0) Available Liquidity ($mn) 7.6 9.4 (1.7)

Q1 2018 | Industrial Activities Net Sales Net Sales split (1) BY REGION BY SEGMENT NAFTA EMEA LATAM APAC AG CE CV PT (1) Note: Net Sales: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations BY CURRENCY EUR 47% USD 25% BRL 5% CAD 4% GBP 2% AUD 3% OTHER 13% Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency ($mn) 5,290 243 158 99 52 7 5,849 451 6,300 Q1 2017 AG CE CV PT ELIM & OTHER Q1 2018 @ CC (*) FX TRANSLATION Q1 2018 CHANGE IN NET SALES AT CONSTANT CURRENCY 559 +10.6% Net Sales walk

Q1 2018 | Industrial Activities Adj. EBITDA & Adj. EBIT walk Non-GAAP measures (definition and reconciliation in appendix) 391 250 141 71 31 32 21 (35) 261 286 547 Adj. EBITDA D&A Adj EBIT AG CE CV PT ELIM & OTHER (*) Adj EBIT D&A Adj EBITDA Q1 2017 Q1 2018 CHANGE IN ADJUSTED EBIT 120 85% 7.4% 2.7% 4.1% 8.7% (*) Including unallocated items ($mn)

Q1 2018 | Adjusted Net Income walk ($mn) 55 120 17 12 10 (10) 204 Q1 2017 IA | ADJ. EBIT FS | ADJ. EBIT OTHER ITEMS (2) INTEREST EXP, NET TAXES Q1 2018 CHANGE IN ADJUSTED NET INCOME (1) 149 3.7x (1) Reconciliation of Adj. net income and Adj. income taxes to the most comparable GAAP financial measure and determination of Adj. diluted EPS and Adj. ETR under U.S.GAAP in appendix (2) Other Items: Foreign exchange (gains) losses, net, and Finance and Non-service component of Pension and OPEB Lower interest expenses due to high coupon debt roll-off / early repayment Improved adjusted effective tax rate (1) to 26% (59% in Q1 2017); absolute taxes higher from higher PBT

Cash Flow | Change in Net Industrial Debt ($mn) (908) 547 (162) (1,005) (134) (61) (10) (91) (99) (1,923) Dec 31, 2017 IA | ADJ EBITDA CASH INTEREST AND TAXES CHANGE IN WORKING CAPITAL CHANGE IN PROVISIONS & OTHERS (1) PP&E CAPEX (2) OTHER CHANGES DIVIDENDS & EQUITY CHANGES (3) FX & OTHER Mar 31, 2018 Q1 ’18 | Change in Net Industrial Debt (1,015) Q1 ’18 | Operating Cash Flow (754) Q1 ’18 | Net Industrial Cash Flow (825) (1) Including other cash flow items related to operating lease and buy-back activities. (2) Excluding assets sold under buy-back commitments and assets under operating leases. (3) Including share buy-back transactions.

Financial Services (*) Including unconsolidated JVs Managed Portfolio (*) & Retail Originations (*) $24.7bn Q1 ’18 retail originations at $2.2bn, up $0.3bn compared to March 31, 2017 Managed portfolio at $26.5bn, up $1.8bn compared to March 31, 2017 (up $0.5bn on a constant currency basis) $26.5bn March 31, 2017 March 31, 2018 Retail Wholesale Operating Lease Delinquencies on Book (>30 Days) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 2015 2016 2017 2018 (**) RoA defined as: PBT / average managed assets annualized Net Income ($mn) Q1 ’18 Profitability ratios: Gross Margin / Average Assets On-Book = 3.7% RoA (**) = 2.2% 87 Net income was up $16 million compared to the first quarter of 2017, primarily due to a better performances in EMEA and LATAM, and due to the lower U.S. tax rate 103

Industrial Activities Overview

Q1 2018 | Industry Units TRACTORS COMBINES LIGHT HEAVY TRUCKS >3.5T NAFTA Flat (2%) 9% 19% - 1% EMEA (3%) 19% 4% 10% 9% LATAM (16%) (16%) 24% 38% 29% APAC 17% (2%) 17% 30% 10% AG CE 0-140 HP 140+ HP (1) Reflects aggregate for key markets where Company competes CV (1)

AG | Financial Results Adj. EBITDA & Adj. EBIT walk ($mn) NAFTA EMEA LATAM APAC TRACTORS COMBINES OTHERS 2,240 2,579 Change vs. prior year Change vs. prior year 8.7% 5.1% 7.2% 10.3% Favorable volume, better mix, and higher production level 2.5% net price realization (including negative FX exchange transaction impact) Raw material cost increase and higher overhead costs. R&D spending up 14% vs. Q1 2017 194 79 115 44 65 (17) (17) (7) 3 186 79 265 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q1 2017 Q1 2018 Net Sales 15%

CE | Financial Results Adj. EBITDA & Adj. EBIT walk Net Sales ($mn) NAFTA EMEA LATAM APAC LIGHT HEAVY OTHERS n.m. 502 682 Change vs. prior year Change vs. prior year (3.0)% (6.2)% 0.0% 2.3% Higher volumes on improved end-user demand and 30% increase in production Favorable pricing conditions FX exchange impact and raw material cost increase (15) 16 (31) 28 7 (3) 4 1 (6) 0 16 16 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q1 2017 Q1 2018 36%

CV | Financial Results Adj. EBITDA & Adj. EBIT walk ($mn) NAFTA EMEA LATAM APAC n.m. TRUCKS BUSES OTHERS (1) 2,125 2,495 Change vs. prior year Change vs. prior year 6.7% 0.8% 2.0% 8.3% Favorable end-user demand in light commercial vehicles, improved pricing and manufacturing efficiencies R&D spending up 26% vs. Q1 2017 (1) Others are “Specialty vehicles” 142 125 17 6 11 9 6 (6) 6 49 157 206 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q1 2017 Q1 2018 Net Sales 17% Note: “BB” - Depreciation of assets sold with buy-back commitments BB BB

PT | Financial Results Adj. EBITDA & Adj. EBIT walk ($mn) NAFTA EMEA LATAM APAC ENGINES TRANSM. AXLES 104 30 74 13 7 0 (5) 6 95 34 129 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX | PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q1 2017 Q1 2018 Change vs. prior year Change vs. prior year 10.4% 7.4% 8.0% 10.9% 3rd Parties sales Higher volumes and manufacturing efficiencies 1,001 1,186 Net Sales 48% 45% 19%

FY 2018E US GAAP Financial Targets

FY 2018E | Industry Units TRACTORS COMBINES LIGHT HEAVY TRUCKS >3.5T NAFTA Flat - 5% ~ 10% ~ 5% ~ 5% - ~ 5% EMEA (5%) – Flat 5% - 10% ~ 5% 5% - 10% Flat - 5% LATAM Flat – 5% ~ 5% Flat - 5% Flat - 5% 15% - 20% APAC ~ 5% ~ 10% 5% - 10% 5% - 10% ~ 5% AG CE 0-140 HP 140+ HP (1) Reflects aggregate for key markets where Company competes CV (1)

FY 2018E | US GAAP Financial Targets (1) 2018 guidance reflects current EUR/USD exchange rate of 1.23. Furthermore, 2018 guidance does not include any impacts deriving from the pre-tax gain that the Company will book as a result of the Benefits modification previously mentioned and anticipated on April16, 2018 with reference to an healthcare plan in the U.S., as the pre-tax gain will be considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2018 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 13, 2018. (2) Outlook is not provided on diluted EPS, most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain FY 2018E Guidance (1): Net sales of Industrial Activities ~ $28bn Adjusted diluted EPS (2) $0.65 - $0.67 Net industrial debt Unchanged $0.8bn - $1.0bn As a result of the stronger than anticipated results in the first quarter of 2018 and positive developments in end-user demand, CNH Industrial is increasing its net sales and adjusted diluted EPS guidance for the full year 2018 to the upper-end of its range as follows:

Appendix

Industrial Activities | Net Sales split Agricultural Equipment Q1 2018 | Split Chg. Vs. Q1 ‘17 Construction Equipment Q1 2018 | Split Chg. Vs. Q1 ‘17 By region: By region: NAFTA 30% 7% NAFTA 47% 21% EMEA 39% 25% EMEA 22% 57% LATAM 14% (3%) LATAM 11% 41% APAC 17% 27% APAC 20% 57% By product: By product: TRACTORS 59% 17% LIGHT 51% 24% COMBINES 19% 16% HEAVY 47% 45% OTHERS 22% 10% OTHERS 2% n.m. Commercial Vehicles Q1 2018 | Split Chg. Vs. Q1 ‘17 Powertrain Q1 2018 | Split Chg. Vs. Q1 ‘17 By region: By region: NAFTA n.n. n.m. NAFTA 3% 20% EMEA 85% 19% EMEA 73% 15% LATAM 7% Flat LATAM 6% 10% APAC 8% 24% APAC 18% 38% By product: By product: TRUCKS 83% 20% ENGINES 89% 19% BUSES 13% Flat TRANSM. 2% 22% OTHERS 4% 38% AXLES 9% 9% Note: Numbers may not add due to rounding

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment (US GAAP) (1) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” Q1 2018 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1) - - - - - 99 103 202 Add back: Interest expenses of Industrial Activities, net of interest income and eliminations - - - - - 93 - 93 Foreign exchange (gains) losses, net - - - - - 25 - 25 Finance and non-service component of Pension and other post-employment benefit costs - - - - - 18 - 18 Income tax expense - - - - - 23 40 63 Adjustments: Restructuring expenses - - 3 - - 3 - 3 Adjusted EBIT 186 0 49 95 (69) 261 143 404 Depreciation and Amortization 79 16 55 34 - 184 1 185 Depreciation of assets under operating leases and assets sold with buy-back commitments - - 102 - - 102 66 168 Adjusted EBITDA 265 16 206 129 (69) 547 210 757 ($mn)

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment (US GAAP) (1) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” ($mn) Q1 2017 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1) - - - - - (41) 87 46 Add back: Interest expenses of Industrial Activities, net of interest income and eliminations - - - - - 103 - 103 Foreign exchange (gains) losses, net - - - - - 32 - 32 Finance and non-service component of Pension and other post-employment benefit costs - - - - - 23 - 23 Income tax expense - - - - - 13 38 51 Adjustments: Restructuring expenses 5 3 3 - - 11 1 12 Adjusted EBIT 115 (31) 17 74 (34) 141 126 267 Depreciation and Amortization 79 16 51 30 - 176 1 177 Depreciation of assets under operating leases and assets sold with buy-back commitments - - 74 - - 74 65 139 Adjusted EBITDA 194 (15) 142 104 (34) 391 192 583 Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

Q1 2018 Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP Q1 2018   Q1 2017   Net income (loss) 202 46 Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a) 3 12 Adjustments impacting Income tax (expense) (b) (1) (3) Adjusted net income 204 55 Adjusted net income attributable to CNH Industrial N.V. 198 52 Weighted average shares outstanding – diluted (million) 1,368 1,366 Adjusted diluted EPS ($) 0.14 0.04 Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates 246 79 Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a) 3 12 Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A) 249 91 Income Tax (expense) (63) (51) Adjustments impacting Income tax (expense) (b) (1) (3) Adjusted income tax (expense) (B) (64) (54) Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A) 26% 59% ($mn) Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

Q1 2018 Q1 2018   Q1 2017   (a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates Restructuring expenses 3 12 Total 3 12   (b) Adjustments impacting Income tax (expense) Tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (1) (3) Total (1) (3) ($mn) Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07). Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP

Capex (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases Q1 2018 Q1 2017 Investments in property, plant and equipment, and intangible assets (1) (61) (74) Breakdown by Category NEW PRODUCT & TECHNOLOGY 34% 35% MAINTENANCE & OTHER 59% 55% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 7% 10% Breakdown by Segment AGRICULTURAL EQUIPMENT 47% 42% CONSTRUCTION EQUIPMENT 8% 8% COMMERCIAL VEHICLES 33% 31% POWERTRAIN 12% 19% ($mn)

Reconciliation to Operating Cash Flow (US GAAP) (*) Not included in Net Industrial Debt definition Mar 31, 2018 Mar 31, 2017 Net Cash provided by (used in) Operating Activities (554) (259) Change in Derivatives hedging debt (*) (4) (5) Expenditures on Buyback and Op Lease Assets (196) (229) Operating Cash Flow (754) (493) ($mn) Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07). Industrial Activities

29

Liquidity & Debt Maturity


Available
Liquidity ($bn)
DEBT MATURITY SCHEDULE (1)
($BN)
7.6
(2.2)
(2.4)
(2.1)
(2.1)
(1.4)
(2.9)
As of
03/31/18
9M 2018
2019
2020
2021
2022
Beyond
Cash
Undrawn M/T Committed Lines
Bank Debt
Capital Market
Other

Q1 2018 | Highlights

- Available liquidity at March 31, 2018 was $7.6bn, compared to $9.4bn at Dec 31, 2017
  - $4.4bn of cash & cash equivalents (2)
  - $3.3bn undrawn under medium-term committed unsecured credit lines
- Repayment at maturity of the remaining outstanding CNH Industrial Finance Europe S.A. 6.25% Notes.

Q1 2018 | Ratios

- Liquidity to LTM revenue ratio at **26.6%**
- Industrial Gross debt (*) to Adj. Industrial EBITDA at **2.4x**
- Net Industrial debt (*) to Adj. Industrial EBITDA at **0.8x**

Subsequent Transactions

- In April 2018, the Company repaid at maturity the outstanding $600 million of the CNH Industrial Capital LLC 3.625% Notes from available cash

[1] Represents cash portion of debt maturities as of 03/31/2018
[2] Of which $0.8bn Restricted Cash

(*) Gross Debt represents third party debt only. Net Debt includes net intersegment debt, and is offset by cash and cash equivalents, restricted cash and derivative hedging debt

CNH INDUSTRIAL
Q1 2018 Results Review
April 27th, 2018

30

Reconciliation of Total Debt to Net Debt (US GAAP)

($mn)	Consolidated		Industrial Activities		Financial Services	
	Mar 31, 2018	Dec 31, 2017	Mar 31, 2018	Dec 31, 2017	Mar 31, 2018	Dec 31, 2017
Third party debt	(24,650)	(25,895)	(5,537)	(6,461)	(19,113)	(19,434)
Intersegment notes payable	-	-	(812)	(982)	(1,317)	(1,641)
Total (Debt) (1)	**(24,650)**	**(25,895)**	**(6,349)**	**(7,443)**	**(20,430)**	**(21,075)**
Plus:						
Cash and cash equivalents	3,615	5,430	3,119	4,901	496	529
Restricted cash	773	770	1	-	772	770
Intersegment notes receivables	-	-	1,317	1,641	812	982
Derivatives hedging debt	(11)	(7)	(11)	(7)	-	-
Net (Debt) / Cash (2)	**(20,273)**	**(19,702)**	**(1,923)**	**(908)**	**(18,350)**	**(18,794)**

(1) *Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $812mn and $982mn as of March 31, 2018 and December 31, 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,317mn and $1,641mn as of March 31, 2018 and December 31, 2017, respectively.*

(2) *The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $505mn and $659mn as of March 31, 2018 and December 31, 2017, respectively*

Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

CNH INDUSTRIAL

Q1 2018 Results Review

April 27th, 2018

From Total Debt to Net Industrial Debt

31

($mn)	Mar 31, 2018	Dec 31, 2017
Total (Debt) (1)	**(24,650)**	**(25,895)**
Financial Services Third Party Debt	19,113	19,434
Intersegment Note Payables	(812)	(982)
Intersegment Note Receivables	1,317	1,641
Cash and cash equivalents	3,119	4,901
Restricted cash	1	-
Derivatives hedging debt	(11)	(7)
Net Industrial (Debt) / Cash (2)	**(1,923)**	**(908)**

(1) *Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $812mn and $982mn as of March 31, 2018 and December 31, 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,317mn and $1,641mn as of March 31, 2018 and December 31, 2017, respectively.*

(2) *The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $505mn and $659mn as of March 31, 2018 and December 31, 2017, respectively.*

	Q1 2018	Q1 2017
Net Industrial (Debt) / Cash at beginning of period	**(908)**	**(1,609)**
Adj. EBITDA of Industrial Activities	547	391
Cash Interest and Taxes)	(162)	(180)
Change in working capital	(1,005)	(622)
Changes in provisions and Other (1)	(134)	(82)
Operating Cash flow	**(754)**	**(493)**
PP&E Capex (2)	(61)	(74)
Other changes	(10)	35
Net Industrial cash flow	**(825)**	**(532)**
Capital increases and dividends (3)	(91)	(1)
FX and other	(99)	(28)
Change in Net industrial debt	**(1,015)**	**(561)**
Net Industrial (Debt) / Cash	**(1,923)**	**(2,170)**

(1) Including other cash flow items related to operating lease and buy-back activities.
(2) Excluding assets sold under buy-back commitments and assets under operating leases.
(3) Including share buy-back transactions.

Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

CNH INDUSTRIAL
Q1 2018 Results Review
April 27th, 2018

Debt Maturity Schedule | Breakdown Outstanding Mar 31, 2018 9M 2018 2019 2020 2021 2022 Beyond (4.4) Bank Debt (1.2) (1.1) (1.5) (0.3) (0.2) (0.2) (8.6) Capital Market (0.9) (1.3) (0.6) (1.8) (1.2) (2.7) (0.2) Other Debt (0.1) (0.0) (0.0) (0.0) (0.0) (0.0) (13.2) Cash Portion of (Debt) Maturities (2.2) (2.4) (2.1) (2.1) (1.4) (2.9) 4.4 Cash & Cash Equivalents 0.8 of which restricted cash 3.3 Undrawn Committed credit lines 7.6 Total Available Liquidity Note: Numbers may not add due to rounding ($mn)

Total Equity – US GAAP to EU-IFRS | Reconciliation Mar 31 2018 Dec 31 2017 Total Equity in accordance with US GAAP 4,094 4,232 Development costs 2,498 2,477 Other adjustments (39) (112) Tax impact on adjustments (627) (645) Deferred tax assets and tax contingencies recognition 738 732 Total adjustment 2,570 2,452 Total Equity in accordance with IFRS 6,664 6,684 ($mn) Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

CV | Industry performance | Europe Trucks (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Q1         2015 2016 2017 2018             MKT SHARE(1) Light (3.5-7.49t) 13.9% 14.5% 14.2% 13.8%  M&H (≥7.5t) 9.3% 8.8% 9.3% 8.2%   Europe (*) 12.0% 12.2% 12.2%  11.6% B-TO-B Light (3.5-7.49t) 1.3 1.4 1.2 1.4 M&H (≥7.5t) 1.3 1.1 1.2 1.0   Europe (*) 1.3 1.3 1.2  1.3           Δ 15/16 Δ 16/17 Δ 17/18         MKT SHARE(1) Light (3.5-7.49t)   0.6 p.p. (0.3) p.p. (0.4) p.p. M&H (≥7.5t)   (0.5) p.p. 0.5 p.p. (1.1) p.p.   Europe (*)   0.2 p.p. 0.0 p.p. (0.6) p.p. ORDERS Light (3.5-7.49t)   33% (9)%  17% M&H (≥7.5t)   9% (2)% (11)%   Europe (*)   25% (7)%  9% DELIVERIES Light (3.5-7.49t)   25% 2%  8% M&H (≥7.5t)   29% (5)% 1%   Europe (*)   26% (1)%  6%

Geographic Information Certain financial and market information in this presentation has been presented by geographic area. CNH Industrial defines its geographic areas as NAFTA: United States, Canada and Mexico; EMEA: member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey); LATAM: Central and South America, and the Caribbean Islands; and APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine). Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined as: Europe (the 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand) In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s and our segments’ operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our and our business segments’ core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Adjusted EBIT: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other postemployment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA: is defined as Adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted income taxes:is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. The tables attached to this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745